NO ACT

PE 12-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005641

January 24, 2011

David S. Maltz
Vice President, Legal and Assistant Corporate Secretary
Duke Energy Corporation
P.O. Box 1006
Charlotte, NC 28201-1006

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-11

Re: Duke Energy Corporation
Incoming letter dated December 28, 2010

Dear Mr. Maltz:

This is in response to your letter dated December 28, 2010 concerning the shareholder proposal submitted to Duke Energy by Douglas S. Doremus. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Douglas S. Doremus

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Duke Energy Corporation
Incoming letter dated December 28, 2010

The proposal states that Duke Energy should strive to purchase a very high percentage of "Made in USA" goods and services.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In this regard, we note that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
EC03T / 526 S. Church Street
Charlotte, NC 28202

Mailing Address:
P.O. Box 1006
Charlotte, NC 28201-1006

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 28, 2010

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of Mr. Douglas S. Doremus

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting") a proposal (the "Proposal") submitted by Mr. Douglas S. Doremus (the "Proponent"). A copy of this proposal is attached as Exhibit A.

Enclosed are six (6) copies of this letter and its attachments, as required by Exchange Act Rule 14a-8(j). A copy of this letter and its attachments are also being mailed on this date to the Proponent in accordance with that Rule, informing him of the Company's intention to omit the Proposal from the 2011 Proxy Materials. This letter is being submitted not less than 80 days before the filing of the Company's 2011 Proxy Materials which the Company intends to file on or around March 21, 2011.

The Proposal requests that the Company "strive to purchase a very high percentage (defined here as more than 75%) of 'Made in USA' goods and services" which would include "almost any commercial and industrial goods or services that Duke Energy Corporation now purchases on an everyday, annual or long term basis."

Duke Energy believes that the Proposal properly may be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

Discussion

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission's guidance for the analysis of ordinary business operations focuses on two key considerations. *See* SEC Rel. No. 34-40018 (May 21, 1998) (the "1998 Release"). The first is whether the tasks addressed by the shareholder proposal are "so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The examples listed in the 1998 Release of these tasks include "decisions on production quality and quantity, and the retention of suppliers." (emphasis supplied) The second is "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal is directly related to the Company's ordinary business operations. The Company supplies and delivers energy to customers in the southeast and the midwest, including natural gas distribution services in some parts of the midwest. We also own and operate diverse power generation assets all across North America and Latin America. Duke Energy has a myriad of suppliers to support its operations, many of which are under long-term contracts to ensure that the Company can reliably provide low-cost energy from an adequate supply of cost-effective materials.

The proposal would intrude on management's ability to control these day-to-day operations in the best interests of shareholders insofar as it would require the Company to disregard a host of complex matters that affect the supply chain, including the relative cost, quality and availability of the materials in question, as well as logistical issues and operational matters relating to the interplay of supply chain operations with the provision of the Company's services. Moreover, if the Company were to implement the policy advocated by the Proponent, it would be compelled to terminate existing contracts it has with suppliers located outside the United States, which would – aside from significant supply disruptions – entail cost, potential litigation exposure and an adverse impact on the Company's overall reputation with suppliers generally. It would also require the Company to determine the extent to which its U.S.-based suppliers source components or materials from overseas companies. Furthermore, state law in several of the states in which we operate require that we provide electricity in a least cost manner, which can only be done if we are able to contract with those suppliers who provide the best product at the best cost, wherever their location may be. These are all complex matters that are beyond the knowledge of shareholders. The effect of the Proposal is to micromanage the Company's supply chain and, as such, it is squarely within the guidance provided by the 1998 Release.

The Staff has consistently, and very recently, concurred that proposals relating to supplier relationships may be excluded under Rule 14a-8(i)(7) because they relate to ordinary business operations. In fact, the Staff concurred with this position in October 2010 in response to Spectra Energy Corp's ("Spectra") request with respect to the same proposal from the same proponent. In *Spectra Energy Corp* (Oct. 7, 2010), the Proponent submitted this same proposal, requiring that a high percentage of goods and services purchased by Spectra be made in the USA. Spectra submitted a no-action request citing Rule 14a-8(i)(7) for the same reasons discussed above. The Staff concurred with Spectra's exclusion of the proposal and stated that "proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7)."

The Staff's position in *Spectra Energy Corp* is consistent with its previous decisions which concur that supplier relationships may be excluded based on Rule 14a-8(i)(7). In *International Business Machines Corp.* (Dec. 29, 2006), for example, the Staff permitted the exclusion of a proposal under Rule 14a-8(i)(7) that sought to have IBM update its evaluation process for selection of suppliers as the proposal related to the company's supplier relationships. *See also Seaboard Corporation* (Mar 3, 2003) (concurring in the exclusion of a proposal relating to a report on use of the antibiotics in its and its suppliers' facilities). The Staff also concurred in *Dean Foods Co.* (Mar. 9, 2007, recon. denied Mar. 22, 2007) when it allowed Dean Foods Co. to exclude a shareholder proposal that would affect the company's choice of supplies and suppliers because it related to the company's ordinary business.

The 1998 Release does recognize that some matters involving "sufficiently significant social policy issues" may not be excludable under Rule 14a-8(i)(7), because they would transcend a company's ordinary business operations. However, as the Staff concluded in *Spectra Energy Corp*, the Proposal does not raise any social policy issue of this type.[1]

As in the case of the social issues raised in these precedents, the Proposal's focus on the loss of American jobs does not vitiate the fact that it is directed at the Company's day-to-day supply chain operations. Given the complexity of the Company's operations and supplier relationships, management of its supply chain is clearly a matter "upon which shareholders, as a group, would not be in a position to make an informed judgment."

---

[1] The Staff has regularly permitted exclusion of shareholder proposals related to foreign manufacturing, "off shoring" and outsourcing of manufacturing operations when they have related to ordinary business operations. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 26, 2010) (concurring in the exclusion of a proposal requesting that the company sell only goods manufactured in the United States), *The Hershey Company* (Feb. 2, 2009) (concurring in the exclusion of a proposal requesting that company manufacture all finished products in the United States and Canada), *International Business Machines Corp.* (Jan. 9, 2008) (concurring in the exclusion of a proposal requesting that the company prepare a report on potential brand damage due to outsourcing of products and services to China).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2011 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,



David S. Maltz

cc: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
Douglas S. Doremus



*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

JUL 27 2010

MARC E. MANLY
CHIEF LEGAL OFFICER

July 23, 2010

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Duke Energy Corporation
P.O. Box 1006
Charlotte, North Carolina 28201-1006.

Dear Secretary:

I am a stockholder of Duke Energy Corporation and have been for several years. I ask that the following item be included in the year 2011 Notice of Annual Meeting & Proxy Statement as a Shareholder proposal. I wish to have stockholders vote on this proposal. I believe the proposal has merit and believe the stockholders will also find that it has merit. Attached is certification that I do in fact own the required amount of company stock and I am hereby stating that I intend to continue holding the required stock until after the 2011 Annual Meeting. Please acknowledge the receipt of this request.

SHAREHOLDER PROPOSAL

Duke Energy Corporation is a very large corporation and purchaser of many goods and services and thus has some significant purchasing clout. Thus Duke Energy Corporation should strive to purchase a very high percentage (defined here as more than 75%) of "Made in USA" goods and services. "Made in USA" means exactly that and should not be construed to mean purchased from USA companies or their subsidiaries who might be importing the goods or services. This would include almost any commercial and industrial goods and services that Duke Energy Corporation now purchases on an everyday, annual or long term basis. "Made in USA" goods and service would replace, wherever possible, foreign made goods and services. Additionally, in some cases, the simple fact that Duke Energy Corporation would be willing to purchase "Made in USA" goods and services could allow domestic manufacturers, who do not now provide those goods and services or produce them in the USA, to begin doing so. This will spur employment in the USA and provide Duke Energy Corporation with a favorable advertising venue it does not now have. "Made in USA" goods and services could prove to be more expensive than foreign made goods, but by spurring manufacturing and putting Americans back to work, the net company loss is expected to be very small or maybe none at all.

Sincerely,



Douglas S. Doremus